UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 33-57687
ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
(Full title of the plan and the address of the
plan, if different from that of the issuer named below)
ATMOS ENERGY CORPORATION
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Qualified Retirement Plans and Trusts Committee of the Atmos Energy Corporation Retirement Savings Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP
Dallas, Texas
June 19, 2015

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2014	2013
Assets
Investments, at fair value:
Common stock of Atmos Energy Corporation	$247,968,285	$202,827,448
Registered Investment Companies:
T. Rowe Price Balanced Fund	20,166,716	18,593,827
T. Rowe Price Spectrum Income Fund	12,464,404	11,375,527
T. Rowe Price Spectrum Growth Fund	27,669,458	31,640,404
T. Rowe Price Short-Term Bond Fund	4,220,595	3,908,394
T. Rowe Price U.S. Bond Index Fund	27,792,836	26,320,376
T. Rowe Price New Horizons Fund	31,730,794	29,922,221
T. Rowe Price Mid-Cap Value Fund	26,168,306	23,637,675
T. Rowe Price New America Growth Fund	16,495,045	13,771,033
T. Rowe Price Equity Income Fund	35,837,195	34,162,250
T. Rowe Price Growth Stock Fund	18,167,403	13,685,225
Vanguard Institutional Index	34,012,934	24,654,980
Harbor International Fund	31,125,949	32,306,557
T. Rowe Price Retirement 2005 Fund	266,219	259,992
T. Rowe Price Retirement 2010 Fund	1,673,078	1,058,471
T. Rowe Price Retirement 2015 Fund	3,664,156	3,880,321
T. Rowe Price Retirement 2020 Fund	9,500,831	7,456,562
T. Rowe Price Retirement 2025 Fund	6,951,282	4,019,530
T. Rowe Price Retirement 2030 Fund	5,134,414	4,840,867
T. Rowe Price Retirement 2035 Fund	5,329,745	4,004,884
T. Rowe Price Retirement 2040 Fund	4,377,800	3,522,461
T. Rowe Price Retirement 2045 Fund	5,187,330	4,181,194
T. Rowe Price Retirement 2050 Fund	3,788,631	2,809,843
T. Rowe Price Retirement 2055 Fund	1,836,125	1,188,416
T. Rowe Price Retirement Balanced Fund	976,960	706,493
Common/Collective Trust:
T. Rowe Price Stable Value Common Trust Fund	22,308,854	19,119,872
Common stock of Entergy Corporation	97,686	70,651
Common stock of Frontier Communications Corporation, Class B	122,051	85,467
Total investments	605,035,082	524,010,941
Receivables:
Due from broker	326,279	41,467
Notes receivable from participants	20,208,647	18,331,798
Total receivables	20,534,926	18,373,265
Net assets available for benefits, at fair value	625,570,008	542,384,206
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(323,406)	(267,199)
Net assets available for benefits	$625,246,602	$542,117,007
See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2014

Additions to Net Assets
Investment income:
Net appreciation in fair value of investments	$43,797,466
Dividends on common stocks	6,686,702
Dividends on registered investment companies	20,732,820
Dividends on common/collective trust	436,298
Total investment income	71,653,286

Other Income
Interest received on notes receivable from participants	1,001,280

Contributions:
Participants	20,845,844
Company - noncash	10,993,607
Company - cash	1,750,653
Rollovers	544,900
Total contributions	34,135,004

Transfer from Atmos Energy Corporation Savings Plan for MVG Union Employees	13,502,216
Total additions to net assets	120,291,786

Deductions from Net Assets
Distributions to participants	36,945,215
Administrative expenses	216,976
Total deductions from net assets	37,162,191
Net increase in net assets available for benefits	83,129,595
Net assets available for benefits at beginning of year	542,117,007
Net assets available for benefits at end of year	$625,246,602

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

1. Description of the Plan
The following brief description of the Atmos Energy Corporation Retirement Savings Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more detailed description of the Plan’s provisions.
General
The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the Company, Atmos Energy or Plan Sponsor). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos Energy (the Board). The Plan is administered by the Qualified Retirement Plans and Trusts Committee (the Committee), which is appointed by the Board. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
In June 2014, active collectively bargained employees of Atmos Energy’s Mississippi Division voted to decertify the International Chemical Workers Union Council, United Food and Commercial Workers Union International (the Union).  As a result of this vote, effective July 19, 2014, active participants of the Atmos Energy Corporation Savings Plan for MVG Union Employees (the MVG Plan) were eligible to participate in the Plan. Participants that did not actively elect to participate in the Plan were automatically enrolled in the Plan at a salary deferral rate of four percent, which they could opt out of within 30 days. In addition, participants were able to elect to transfer their funds from the MVG Plan to the Plan. On December 31, 2014 all remaining participant balances were transferred to the Plan. The Plan was amended and restated effective January 1, 2015.
Eligibility
Substantially all employees of the Company (except employees covered by other agreements and leased employee (Participants) are automatically enrolled in the Plan at a salary deferral rate of four percent (4%) of their compensation. Participants have a 30-day period to opt out of automatic enrollment. After 30 days, if the Participant has not opted out, salary deferrals begin at the automatic enrollment level of 4%.
Contributions
Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary deferral agreement, as well as matching and fixed annual Company contributions.
Participants may elect a deferral rate ranging from a minimum of one percent (1%) up to a maximum of 65 percent of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Code (the Code) ($17,500 in 2014 or $23,000 for those participants age 50 or older).
The Company contributes a matching Company contribution, in the form of Atmos Energy common stock, in an amount equal to 100 percent of each Participant’s salary deferral contribution, up to a maximum of 4% of such Participant’s eligible compensation, as defined by the Plan, for the Plan year. The Company’s matching contribution meets the current Internal Revenue Service (IRS) “Safe Harbor” definition. The Company may revoke or amend any Participant’s salary deferral agreement if necessary to ensure that (1) each Participant’s salary deferrals for any year will not exceed applicable Code limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes.
The Plan was enhanced effective January 1, 2011 (the enhanced Plan) in connection with the Company closing the Pension Account Plan to new participants on October 1, 2010. All new employees hired on or after October 1, 2010 participate in the enhanced Plan. Employees who had participated in the Pension Account Plan prior to October 1, 2010 were allowed to make a one-time election to migrate from that plan into the enhanced Plan. Participants in the enhanced Plan receive a fixed annual Company contribution of 4% of eligible compensation to their Plan account. During the year ended December 31, 2014, the Company made fixed annual contributions for enhanced Plan participants of $1,750,653.
Participants are eligible to receive matching and fixed annual Company contributions after completing at least one year of service, effective on the first full pay period after which one year of service has been completed.
Employee deferral contributions and the Company’s matching contributions are immediately and fully vested. The fixed annual Company contribution fully vests after three years of service.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

Forfeitures
Forfeitures are first used to fund any restorations of previously forfeited fixed annual Company contributions of former participants that are rehired. Any remaining forfeitures are used to reduce Company matching contributions.
Investment Options
The Plan allows Participant salary deferral contributions to be invested among a variety of registered investment companies, one common/collective trust and Atmos Energy common stock.
Investments in Atmos Energy common stock are participant directed. All Company matching contributions are directed into Atmos Energy common stock. All Participant and Company contributions made to Atmos Energy common stock are allowed to be diversified at any time after the contribution is made into one or more of the other investment options offered by the Plan.
The Plan’s investments in the common stock of Entergy Corporation and Frontier Communications Corporation are held in separate accounts within the Plan. These accounts were established to accommodate employees who elected to hold these investments when they transferred their accounts into the Plan from a predecessor plan following an acquisition. These accounts were established as frozen accounts where the funds could be liquidated but no new stock added. Effective April 30, 2015, both of these accounts were liquidated and the affected Participants relocated the resulting funds to other investment options.
Distributions to Participants
Dividends received on Atmos Energy common stock are automatically reinvested in Atmos Energy common stock. However, a Participant may elect to have his or her dividends paid in cash. This election may be made at any time during the period beginning on the first business day on or after the dividend record date and ending at a time specified by the Committee on the last business day preceding the dividend payout date. Cash dividends received on Atmos Energy common stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan’s year end. Currently, the dividends are distributed quarterly. Once a Participant elects to receive his or her dividends in cash, the election will remain in effect until the election is changed.
In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant, or beneficiary in the event of death, is entitled to withdraw the entire amount from his or her account. Effective January 1, 2009, at the time of termination, Participants who do not have Plan loans outstanding are entitled to take one or more partial distributions from his or her account.

Withdrawals from a Participant’s salary deferral account are allowed upon proof of financial hardship meeting IRS “Safe Harbor” definitions. Hardship withdrawals are not permitted from the Company matching or fixed annual Company contribution accounts.
If elected, subsequent to the Participant attaining age 59  1/2, withdrawals may be made from a Participant’s salary deferral account as well as the vested portion of the Company matching account; however, withdrawals may not be made from the fixed annual Company contribution account. Withdrawals of investments in Atmos Energy common stock may be in the form of Atmos Energy common stock or cash, as determined by the Committee, at the Participant's discretion.
A Participant may elect to receive an annual distribution of Company matching or discretionary contributions made to his or her account prior to January 1, 1999 and which were allocated to his or her account at least two years prior to such election. These annual elections are made in January each year. The annual distribution from the Plan is also made in January of each year, shortly after the elections are processed. Company matching contributions made after January 1, 1999 meet the current IRS “Safe Harbor” definition and are not eligible for in-service withdrawal.
Loans to Participants
A Participant may borrow up to the lesser of $50,000 or 50 percent of his or her account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to five years for general purpose loans or 15 years for primary residence loans. The interest rate is the U.S. prime rate plus 2 percent and is fixed over the life of the loan. A Participant may have a maximum of two loans outstanding at any one time.
If a Participant has an outstanding loan in force and terminates his or her employment, the Participant may elect to continue to pay the loan according to the payment schedule that was set up at the time the loan was initiated. If this option is elected, the

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

Participant must also leave his or her account balance in the Plan. Under a second option, the Participant may elect to have the outstanding loan balance treated as a distribution from the Plan. A third option provides that the Participant may repay the loan in full within the date range established by IRS rules and stated in the Plan's loan policy.
Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the trust will be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts shall be fully vested and will be distributed to the Participants.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to Participants are recorded when paid.

Basis of Comparison
Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. The most significant estimate relates to fair value measurements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Shares of registered investment companies are valued at fair value based on published market prices, which represents the net asset value of shares held by the Plan at year end. Investments in common stock are valued at fair value based on quoted market prices. The fair value of investments in the common/collective trust (CCT) is determined periodically by T. Rowe Price Trust Company (T. Rowe Price) based upon the current fair value of the underlying assets of the fund based on quoted market prices.
Investment contracts held within the CCT, which primarily include investments in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions are reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the CCT, as well as the adjustment of the investment in the CCT from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
The fair value methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Committee believes the valuation methods used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the measurement date.
Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.
Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their remaining outstanding balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

Subsequent Events
Except as disclosed in Note 1 concerning the amendment and restatement of the Plan and the liquidation of the common stock of Entergy Corporation and Frontier Communications Corporation, no events occurred subsequent to the statement of net assets available for benefits date that would require recognition or disclosure in the financial statements.
3. Administration of the Plan and Plan Assets
The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the appointment of the Board without compensation from the Plan. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.
In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants or at its discretion if there are no such directions. The Plan’s assets are held by T. Rowe Price, the custodian and recordkeeper of the Plan.
All administrative expenses of the Plan are paid by the Company except for processing fees related to loans to participants, which are paid by the Participant.
4. Fair Value Measurements
Authoritative accounting literature establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset is defined as a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Plan’s Level 1 measurements consist of registered investment companies (mutual funds) and corporate stock.
Level 2 — Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset as of the reporting date. These inputs are derived principally from, or corroborated by, observable market data. The Plan’s Level 2 measurements consist of a common/collective trust. The fair value of investments in the common/collective trust is determined periodically by T. Rowe Price based upon the current fair value of the underlying assets of the fund based on quoted market prices.
Level 3 — Unobservable inputs that are supported by little, if any, market activity and are significant to the fair value of the assets as of the measurement date. Currently, the Plan has no assets recorded at fair value that would qualify for Level 3 reporting.

The Plan records accounts receivable at carrying value, which substantially approximates fair value due to the short-term nature of these assets.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Balanced fund	$21,143,676	$—	$—	$21,143,676
Income funds	12,464,404	—	—	12,464,404
Bond funds	32,013,431	—	—	32,013,431
Growth funds	94,062,700	—	—	94,062,700
Blend fund	34,012,934	—	—	34,012,934
Value funds	62,005,501	—	—	62,005,501
Target date funds	47,709,611	—	—	47,709,611
International fund	31,125,949	—	—	31,125,949
Corporate stock	248,188,022	—	—	248,188,022
Common/collective trust	—	22,308,854	—	22,308,854
Total assets at fair value	$582,726,228	$22,308,854	$—	$605,035,082

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Balanced fund	$19,300,320	$—	$—	$19,300,320
Income funds	11,375,527	—	—	11,375,527
Bond funds	30,228,770	—	—	30,228,770
Growth funds	89,018,883	—	—	89,018,883
Blend fund	24,654,980	—	—	24,654,980
Value funds	57,799,925	—	—	57,799,925
Target date funds	37,222,541	—	—	37,222,541
International fund	32,306,557	—	—	32,306,557
Corporate stock	202,983,566	—	—	202,983,566
Common/collective trust	—	19,119,872	—	19,119,872
Total assets at fair value	$504,891,069	$19,119,872	$—	$524,010,941
5. Investments
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

During 2014, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for common stocks and published market prices for registered investment companies as follows:

Common stock of Atmos Energy Corporation	$46,087,444
Registered Investment Companies:
T. Rowe Price Balanced Fund	(328,210)
T. Rowe Price Spectrum Income Fund	(74,351)
T. Rowe Price Spectrum Growth Fund	(454,489)
T. Rowe Price Short-Term Bond Fund	(34,873)
T. Rowe Price U.S. Bond Index Fund	781,419
T. Rowe Price New Horizons Fund	(1,443,284)
T. Rowe Price Mid-Cap Value Fund	(848,839)
T. Rowe Price New America Growth Fund	(723,921)
T. Rowe Price Equity Income Fund	(113)
T. Rowe Price Growth Stock Fund	(228,279)
Vanguard Institutional Index	3,337,310
Harbor International Fund	(2,947,205)
T. Rowe Price Retirement 2005 Fund	2,008
T. Rowe Price Retirement 2010 Fund	(36,959)
T. Rowe Price Retirement 2015 Fund	64,365
T. Rowe Price Retirement 2020 Fund	113,730
T. Rowe Price Retirement 2025 Fund	38,535
T. Rowe Price Retirement 2030 Fund	63,294
T. Rowe Price Retirement 2035 Fund	92,496
T. Rowe Price Retirement 2040 Fund	65,654
T. Rowe Price Retirement 2045 Fund	103,022
T. Rowe Price Retirement 2050 Fund	71,402
T. Rowe Price Retirement 2055 Fund	33,042
T. Rowe Price Retirement Balanced Fund	151
Common stock of Entergy Corporation	27,034
Common stock of Frontier Communications Corporation, Class B	37,083

$43,797,466

6. Party-in-Interest Transactions
Certain Plan investments in registered investment companies and a common/collective trust fund are managed by T. Rowe Price. T. Rowe Price is the custodian and recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in Atmos Energy common stock. Because the Company is the Plan Sponsor, transactions involving Atmos Energy common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules. At December 31, 2014 and 2013, the Plan held 4,448,660 and 4,465,598 shares of Atmos Energy common stock and received $6,686,702 in dividends from Atmos Energy common stock during 2014.

At December 31, 2014 and 2013 the percentage of the Plan’s investments held in the Company’s common stock was 41.0% and 38.7%.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

7. Income Tax Status
The Plan has received a determination letter from the IRS dated August 20, 2014 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Reconciliation of the Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$625,246,602	$542,117,007
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	323,406	267,199
Net assets available for benefits per the Form 5500	$625,570,008	$542,384,206

The following is a reconciliation of the net increase in net assets available for benefits for the year ended December 31, 2014 per the financial statements to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$83,129,595
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	56,207
Net increase in net assets available for benefits per the Form 5500	$83,185,802

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
Form 5500, SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 75-1743247
PLAN NUMBER: 002
December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Atmos Energy Corporation	Common stock; 4,448,660 shares ***	**	$247,968,285
*	T. Rowe Price Trust Company	Stable Value Common Trust Fund	**	22,308,854
*	T. Rowe Price Trust Company	Balanced Fund	**	20,166,716
*	T. Rowe Price Trust Company	Spectrum Income Fund	**	12,464,404
*	T. Rowe Price Trust Company	Spectrum Growth Fund	**	27,669,458
*	T. Rowe Price Trust Company	Short-Term Bond Fund	**	4,220,595
*	T. Rowe Price Trust Company	U.S. Bond Index Fund	**	27,792,836
*	T. Rowe Price Trust Company	New Horizons Fund ***	**	31,730,794
*	T. Rowe Price Trust Company	Mid-Cap Value Fund	**	26,168,306
*	T. Rowe Price Trust Company	New America Growth Fund	**	16,495,045
*	T. Rowe Price Trust Company	Equity Income Fund ***	**	35,837,195
*	T. Rowe Price Trust Company	Growth Stock Fund	**	18,167,403
	Vanguard Group, Inc.	Vanguard Institutional Index ***	**	34,012,934
	Harbor Capital Advisors, Inc.	Harbor International Fund	**	31,125,949
*	T. Rowe Price Trust Company	Retirement 2005 Fund	**	266,219
*	T. Rowe Price Trust Company	Retirement 2010 Fund	**	1,673,078
*	T. Rowe Price Trust Company	Retirement 2015 Fund	**	3,664,156
*	T. Rowe Price Trust Company	Retirement 2020 Fund	**	9,500,831
*	T. Rowe Price Trust Company	Retirement 2025 Fund	**	6,951,282
*	T. Rowe Price Trust Company	Retirement 2030 Fund	**	5,134,414
*	T. Rowe Price Trust Company	Retirement 2035 Fund	**	5,329,745
*	T. Rowe Price Trust Company	Retirement 2040 Fund	**	4,377,800
*	T. Rowe Price Trust Company	Retirement 2045 Fund	**	5,187,330
*	T. Rowe Price Trust Company	Retirement 2050 Fund	**	3,788,631
*	T. Rowe Price Trust Company	Retirement 2055 Fund	**	1,836,125
*	T. Rowe Price Trust Company	Retirement Balanced Fund	**	976,960
	Entergy Corporation	Common stock; 1,117 shares	**	97,686
	Frontier Communications	Common stock; 18,298 shares	**	122,051
*	Notes receivable from participants	Interest rates from 5.25% to 10.75%	-0-	20,208,647
				$625,243,729

*	Indicates party-in-interest to the Plan
**	Cost information in column (d) is not required for participant-directed investments
***	Indicates investment that represents 5 percent or more of the Plan’s net assets available for benefits

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Retirement Plans and Trusts Committee, the Trustee, of the Atmos Energy Corporation Retirement Savings Plan and Trust, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATMOS ENERGY CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

By:	/s/ BRET J. ECKERT
Bret J. Eckert
Chairman of the Qualified Retirement Plans and Trusts Committee
June 19, 2015

EXHIBITS INDEX

Exhibit Number	Description	Page Number or Incorporation by Reference to

4	Instruments defining rights of security holders:

(a) Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2015)

(b) Amendment No. 1 to Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2015)

23.1	Consent of Independent Registered Public Accounting Firm, Whitley Penn LLP